July 26, 2013

Via EDGAR and Overnight Delivery

Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RXi Pharmaceuticals Corporation
Registration Statement on Form S-1
Filed May 10, 2013
File No. 333-188539

Dear Mr. Riedler:

On behalf of RXi Pharmaceuticals Corporation (“RXi” or the “Company”), we are responding to the Staff’s letter dated May 22, 2013 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and RXi is filing pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with this response letter. For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

General

1.	We are currently processing your requests for confidential treatment. Please be advised that we will not be in a position to declare this registration statement effective until we resolve all issues concerning the pending confidential treatment requests.

The Company notes the Staff’s comment and also notes that a confidential treatment order was issued on June 20, 2013 with respect to the Company’s request for confidential treatment.

2.	Please either update your financial statements to reflect the most recent quarterly financial results or revise the prospectus to specifically incorporate by reference the Form 10-Q filed on May 15, 2013. Please refer to General Instruction VII and Item 12 of Form S-1 and Question 113.05 of the Securities Act Forms Compliance and Disclosure Interpretations for more information on incorporation by reference.

The Company has revised the Registration Statement to update its financial statements to reflect the most recent quarterly results. Such quarterly numbers are included in Amendment No. 1.

Selling Stockholders, page 23

3.	Please expand this section to specifically state, if true, that at the time of the purchase of the securities to be resold, no selling stockholder had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

The Company has revised the disclosure on page 23 in response to the Staff’s comment.

Additionally, Amendment No. 1 makes certain updates to disclosure as required by the passage of time and also reflects the 1-for-30 reverse stock split implemented by the Company on July 23, 2013. For your convenience, enclosed with this response letter is a courtesy marked copy of Amendment No. 1, which indicates the changes made to the Registration Statement and reflected in Amendment No. 1. Should you have any questions or concerns regarding any of the foregoing, please call me at (415) 315-6320.

Sincerely,

/s/ Lisa M. Kahle

Lisa M. Kahle

Enclosure

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